FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    Samartine, John
                                                            3135 S.W. Mapp Road
                                                            Palm City, FL 34990
2. Issuer Name and Ticker or Trading Symbol:                Clements Golden Phoenix Enterprises, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 02/2001
5. If Amendment, Date of Original:                          N/A
6. Relation of Reporting Person to Issuer                   X Director
                                                            _ 10% owner
                                                            _ Officer (Title):
                                                            _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                        Common Stock                Common Stock
2. Transaction Date:                                         02/2001                     02/2001
3. Transaction Code
4. Securities Acquired (A) or Disposed (D): A or D:          D
                                            Amount:          56,000(1)
                                             Price:
5. Amount of Securities  Beneficially owned at end
   of Month:                                                 250,000                     7,125
6. Ownership Form: Direct (D) or Indirect (I):               I                           I
7. Nature of Indirect                                        The John D Samartine        Held in street
Beneficial Ownership:                                        Family Limited              name
                                                             Partnership


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                          N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                    V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
     Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
     (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

(1) Mr. Samartine returned 56,000 shares of the Company's stock to the Company for cancellation.


/s/  John Samartine                     Date: April 13, 2001
----------------------------
John Samartine
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).